EXHIBIT 99.1

DeFi Technologies Subsidiary Stillman Digital Partners in Launch of GoDark, an Institutional Dark Pool for Digital Assets Backed by Copper and GSR

Partnership expands Stillman Digital's institutional execution capabilities with off exchange block liquidity, low latency matching, and non custodial settlement

TORONTO, Nov. 3, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased announce that Stillman Digital, the Company's institutional trading and OTC subsidiary, has joined as an early partner of GoDark, a purpose built institutional dark pool for digital assets developed by GoQuant and backed by market leaders including Copper and GSR. Additional early partners include FRNT Financial (FRNT), Fasanara Capital, Capital Union Bank, Tyr Capital, Hercle, Valos, and Trillion Digital.

GoDark is designed to execute large, price sensitive orders off exchange while preserving discretion and execution quality. The platform offers ultra low latency matching, non custodial settlement, and institutional grade execution protections such as minimum fill sizes and best price checks across lit venues that are similar in spirit to NBBO style protections in United States equities.

"Dark pools are a core fixture of modern markets because they let institutions move size without broadcasting intent," said Jonathan Milks, Co-founder & President of Stillman Digital. "By partnering with GoDark at launch, Stillman Digital extends our ability to provide block liquidity and discreet execution for clients seeking institutional rails across digital assets."

Stillman Digital's role at launch
Stillman Digital provides institutions with confidential, efficient, and secure block execution. The desk moves large orders off exchange without signaling the market and delivers dependable liquidity across global venues. Clients receive professional service, verified counterparties, and stable settlement workflows that support long term relationships.

Why this matters for institutions

•	Trade significant blocks privately to reduce signaling risk and market impact.
•	Access quality of execution through low latency matching and best price checks across major venues.
•	Maintain custody control through non custodial settlement workflows.
•	Configure institution ready protections including minimum fill sizes and conditional logic.
•	Begin with spot trading and benefit from a roadmap that includes perpetuals, futures, options, and other instruments.

Participation in GoDark strengthens Stillman Digital's role as an institutional execution partner by combining discreet block liquidity with low latency matching and non custodial settlement. The relationship broadens Stillman's counterparty network across banks, asset managers, and hedge funds while preserving confidential order handling and stable post trade workflows. Access to off exchange liquidity reduces signaling risk and supports better aggregate execution quality for large orders. As GoDark expands from spot into derivatives, Stillman gains a deeper product set to serve complex mandates. The result is a more comprehensive, scalable, and institution ready execution offering within the DeFi Technologies ecosystem.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to Stillman Digital, GoDark; investor confidence in digital assets generally; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:https://www.prnewswire.com/news-releases/defi-technologies-subsidiary-stillman-digital-partners-in-launch-of-godark-an-institutional-dark-pool-for-digital-assets-backed-by-copper-and-gsr-302602230.html

SOURCE DeFi Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2025/03/c3244.html

%CIK: 0001888274

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 03-NOV-25